Exhibit 99.7

CONSUMERS LOOKING TO PARTNER WITH BRANDS FOR SOCIA...	http://www.edelman.com/news/showone.asp?id=172

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CONSUMERS LOOKING TO PARTNER WITH BRANDS FOR SOCIAL CHANGE, GLOBAL STUDY SAYS

CONSUMER ATTITUDES REVEAL RISE OF “MUTUAL SOCIAL RESPONSIBILITY”

November 15, 2007, New York -- Eighty-five percent of consumers around the world are willing to change the brands they buy or their consumption habits to make tomorrow’s world a better place. Over half (55%) would help a brand “promote” a product if there was a good cause behind it. These findings are part of a global study of consumers released today by Edelman, the world’s largest independent public relations firm, in concert with the firm’s launch of goodpurposeTM, a consultancy dedicated to helping brands explore putting social action closer to the center of their brand proposition.

“We see a new phenomenon emerging called ‘Mutual Social Responsibility,’ where consumers and the brands they interact with every day take a mutual interest in and a mutual responsibility for being good citizens. It’s a natural fusion of corporate social responsibility and traditional cause-related marketing.”

“Consumers are seeking a more personal, co-creative role in everything from product development to brand marketing,” said Mitch Markson, President of Edelman’s Global Consumer Brands practice and founder of goodpurposeTM. The survey of 5,600 consumers in nine countries (the United States, China, the United Kingdom, Germany, Brazil, Italy, Japan, India, and Canada), conducted by StrategyOne, also revealed that consumers are more involved than ever in social action, with 88% saying they feel it is their duty to contribute to a better society and environment. Among all respondents, “helping others and contributing to the community” was cited as the second most important source of personal contentment, after “spending time with family and friends.”

The goodpurpose Consumer Study is believed to be the first to tap not only consumers’ attitudes about social purpose around the world, but also the actions they take on their personal beliefs, and the role they believe brands can play in making a difference.

“The results of our study tell us that social purpose as a marketing imperative has global consumer appeal and can help brands build deeper relationships,” Markson noted. “The success of popular brands like Dove, Rama, The Body Shop, Virgin, and Coke, which are connected to social purpose in the minds of millions of consumers, are a testament to the active role that brands can play in advancing good causes. Yet it’s interesting to note that worldwide, only 39% of consumers are aware of any brands that actively support good causes through their products or services. With 56% of consumers more likely to recommend a brand that supports a good cause than one that does not, it’s clear that if brands align themselves with a good purpose that consumers care about, they will strike a meaningful chord in their hearts and minds.”

Highlights of the study findings include:

•	Consumers care deeply about social action.
Sparked in part by a rising tide of concern about the common good and visible social action among celebrities, government leaders, the media, and Internet activists, consumers are showing a renewed interest in supporting and getting involved in social causes.
	o	In eight of nine countries surveyed, more than 50% (and up to 70%) of consumers say they are more involved in social causes than they were two years ago.
	o	56% of consumers are currently involved in supporting a good cause. On average, consumers are involved, either directly or through a member of their families, in more than two social or environmental causes.
	o	Areas of greatest concern among consumers include “protecting the environment” (92%); “enabling everyone to live a healthy life” (90%); “reducing poverty” (89%); “equal opportunity to education” (89%); “fighting HIV/AIDS” (83%); “building understanding/respect for other cultures” (82%); “helping to raise people’s self-esteem” (77%); and “supporting the creative arts” (69%).

•	Consumers prefer brands that help make a difference.
	o	57% of consumers are comfortable with the idea that brands can support good causes and make money at the same time.
	o	78% like to buy brands that make a donation to worthy causes.
	o	When selecting a brand, 52% indicate that quality is the most important factor, followed by price (29%). When choosing between two brands of same quality and price, social purpose is what would most affect consumers’ decision (41%), ahead of design and innovation (32%) and the loyalty to the brand (26%).

•	Consumers are ready to engage with brands in Mutual Social Responsibility.
	o	70% of consumers say they would be prepared to pay more for a brand that supports a good cause they believe in. More than seven in 10 (73%)would be prepared to pay more for environmentally friendly products.

•	Brands have an opportunity to reach consumers through social purpose.
Despite the growing number of brands that support good causes, consumer awareness of them is relatively low worldwide. Brands have an opportunity to more effectively engage consumers with their work in social purpose and make a bigger impact on issues that matter to them.
	o	Worldwide, only 39% of consumers are aware of any brands that actively support good causes through their products or services.
	o	Brands need to help consumers find easy solutions for getting more involved, as time (for 52% of consumers) and money (41%) are considered the main barriers.

•	Word of mouth is the most credible source of information about brands that support good causes.
	o	61% of consumers say “a person like myself” is the most credible source of seeking information about brands that support a good cause.

•	Interest in social purpose and action across developed and developing countries varies in unexpected ways.
	o	Led by Brazil at 63%, the number of consumers in developing countries like India (42%) and China (32%) who are more involved in good causes today than they were two years ago is comparable to those in developed countries (U.S. – 40%, Italy – 38%, Canada – 36%, and the U.K. – 33%).

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CONSUMERS LOOKING TO PARTNER WITH BRANDS FOR SOCIA...	http://www.edelman.com/news/showone.asp?id=172

o	In traditionally Catholic countries like Italy or Brazil, the Dalai Lama inspired more consumers to good causes than the Pope, whereas in Japan, with its Buddhist heritage, the Pope was more inspiring for good causes than the Dalai Lama.
o	When consumers talked about reasons why they were not more involved with good causes, developed countries such as United States (59%),Germany (58%) and United Kingdom (48%) said there was not enough money, whereas in less wealthy countries such as Brazil (79%), Italy (64%)and China (61%), consumers said that lack of time more than money was a barrier.

More information about the goodpurpose Consumer Study and consultancy, interviews with managers of brands that are engaged in social purpose, and news about socially active brands are available at the cooperative’s Web site, GoodPurposeCommunity.com.

About the goodpurpose Consumer Study

StrategyOne conducted 5609 interviews across nine countries in September – October 2007. The study was an online survey of consumers, nationally representative of each of the country populations. For India and China survey was conducted as face to face and CATI respectively. Sample sizes per country are: U.S. = 1004, China = 1000, U.K. = 582, Germany = 510, Brazil =505, Italy = 501, Japan = 503, India = 500, Canada = 505. The margin of error is +/-3.1% for the U.S. sample and +/- 4.38% for the U.K., German, Italian, Brazilian, Japanese, Indian, Chinese and Canadian samples. +/- 2.53% for the European (UK/Italy/ Germany) sample, +/- 3.1% for the North American (US and Canada) sample, +/- 2.53 for the Asian (Japan, China and India) sample and +/- 4.38 for the Latin American (Brazil) sample.

About goodpurposeTM

The goodpurposeTM cooperative is a new consultancy from Edelman designed to mine the creative, socially responsible and financially lucrative opportunities that can arise when brands and consumers join forces around a social platform or meaningful cause. The consultancy features a cross-practice, cross-country team of professionals with expertise ranging from brand marketing, health and technology to entertainment, digital media, research, and corporate social responsibility. The goodpurpose offering includes an interactive workshop and exploration, research and insight data, creative campaign development and execution, and a forum for ongoing dialogue, information gathering and exchange at GoodPurposeCommunity.com, as well as insight from our media partner, Good magazine.

About Edelman

Edelman is the world’s largest independent public relations firm, with 3,000 employees in 50 offices worldwide. The firm was named PRWeek’s Large Agency of the Year for 2006. Advertising Age named Edelman the best PR firm in its 2005 “Best Agencies” issue, while PRWeek awarded the firm its “Editor’s Choice” distinction at the start of 2006. Edelman was also named 2005 International Agency of the Year by The Holmes Group.

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 For further information contact:

Laura Deal
212-704-4424
917-442-1329
laura.deal@edelman.com

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